

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 12, 2008

By U.S. Mail and facsimile

Mr. Jinglin Shi
Chief Executive Officer
China Nutrifruit Group Limited
No. 2 Wenhua Street
Dongfeng New Village, Daqing
Heilongjiang 163311
People's Republic of China

Re: China Nutrifruit Group Limited
Registration Statement on Form S-1
Filed October 14, 2008
File No. 333-154222

Dear Mr. Shi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the

likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

2. Please provide an updated consent with your next amendment.

Prospectus Summary – Corporate Information, page 4

3. You have stated your Internet website address as www.longheaded.cn. We have not been able to access that website address. If this is an incorrect address, please revise.

Our Corporate History, page 30

4. We note your disclosure that your shareholder entered into a transaction that included a make-whole arrangement where-by he placed common shares into an escrow account that were to be issued back to him or to HFG International depending upon your levels of net income in future periods. Please address each of the following:

   - Please clarify why the make-whole agreement was entered into.
   - Indicate how you accounted for the make whole arrangement
   - Expand your disclosure to clarify, if true, that the common shares placed into the escrow account were owned by your shareholder, Yiu Fai Kung, at the time they were placed in escrow.
   - Indicate if your shareholder was compensated for placing the shares in escrow.
   - Explain how you accounted for the make-whole arrangement
   - Indicate whether or not the shares placed in escrow were considered outstanding when calculating earnings per share.
   - Include expansive disclosure regarding this arrangement in your financial statement footnote.

5. Expand your related party and beneficial ownership disclosures to address these transactions, including the make-whole arrangement and the related shares placed in escrow

Executive Compensation, page 45

6. We note your statement that "No other executive officers received total annual salary and bonus compensation in excess of $100,000." Please review the rules set forth under Item 402(m)(2) of Regulation S-K regarding identifying the named executive officers for a smaller reporting company. The question is not whether an executive officer's *salary and bonus* exceeds $100,000, but, instead, whether the executive officer's *total compensation* (as determined pursuant to Items

402(n)(2)(x) and Item 402(n)(2)(viii) of Regulation S-K,). Please revise your Registration Statement as appropriate.

7. We note that you have included the caption "Outstanding Equity Awards at Fiscal Year End," but you have omitted the corresponding table. Please note that pursuant to Item 402(p) of Regulation S-K, disclosure is required as to any equity awards outstanding as of March 31, 2008, regardless of whether these equity awards were granted during the fiscal year ended March 31, 2008. Please revise accordingly.

8. Please provide the information required by Item 201(d) of Regulation S-K with regard to securities authorized for issuance under equity compensation plans, or if there are none, include a statement to that effect.

Transactions with Related Persons, Promoters and Certain Control Persons; Director Independence, page 47

9. We note your discussion of the Financial Advisory Agreement with HFG International, Limited, and your statement that HFG International, Limited is an affiliate of Halter Financial Investments, L.P., which was formerly an 87.5% shareholder and was a 6.96% shareholder as of the date of the prospectus. Please file this agreement as an exhibit or explain to us why you believe this is not required by Item 601(b)(10) of Regulation S-K

Selling Shareholders, page 48

10. For all shareholders that are not natural persons, please disclose the natural persons who have voting power and investment power.

11. We note your statement on page 14 that this offering is part of a PIPE (private investment in public equity) transaction. Please revise your prospectus either to (a) state that the selling shareholders purchased their shares in the ordinary course of business, and at the time of the purchase of the shares to be resold, the selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities or (b) if you are not able to make those statements in the prospectus, state that the selling shareholders are underwriters.

Shares Eligible for Future Sale, page 52

12. You state the number of shares of your common stock outstanding, but have not provided the approximate number of holders as of the latest practicable date, as required by Item 201(b) of Regulation S-K..

Financial Statements

General

13. Please explain why you have included the financial statements of Daqing Longheda Food Company Limited for the interim period presented. It appears this entity is part of your consolidated Fezdale Investments Limited financial statements during that period. To the extent necessary, please label financial statements as predecessor or successor information to avoid investor confusion.

14. Please refer to Rule 3-12 of Regulation S-X and provide updated financial statements with your next amendment.

15. Please provide the consolidated financial statements of the registrant (China Nutrifruit Group Limited) in your next amendment. Please refer to Rule 3-01 of Regulation S-X.

16. It appears that the company has consummated a reverse merger transaction with Fezdale Investments Limited. As such, it appears your filing should include pro forma information required under Rule 11-01 of Regulation S-X. Refer to the guidance of Rule 11-01(a)(8).

17. As you indicate you have recently completed a reverse merger, please expand your disclosures to indicate the following:

- clarify the legal and accounting form of the transaction;

- explain that the historical financial statements will be a continuation of the financial statements of the accounting acquirer, not the accounting target;

- explain that the capital structure of the consolidated enterprise (the accounting acquirer) will be different due to reverse acquisition accounting;

- clarify that the accounting target's capital structure will be retained by the accounting acquirer.

18. We note your disclosures regarding currency restrictions in the PRC. Please provide parent only financial information. Please refer to Rule 5-04 of Regulation S-X

Interim Financial Statements

Daqing Longheda Food Company Limited

For the Fiscal Quarter Ended June 30, 2008

Note 5 – Other Current Assets, page F-12

19. Explain the nature of the amount reported as prepayments.

Note 11 – Provision for Income Taxes, page F-15

20. Please clarify the exact nature of the adjustment reported in your tax rate reconciliation identified as "Tax effect of under-provision of tax in previous period."

Audited Financial Statements for Fiscal Year Ended March 31, 2008

Daqing Longheda Food Company Limited

Statements of Cash Flows, page F-22

21. We note your disclosure on page five that indicates you have never paid dividends. Please clarify the nature of the line item in your Statement of Cash Flows described as "Dividends Paid."

Note 2 – Significant Accounting Policies

Inventories – page F-25

22. We note disclosures on page 25, 37 and elsewhere in your filing that indicates your plant is idled for several months during the year due to the seasonality of your products. Please expand your accounting policy disclosures to describe your accounting for idle plant costs including labor and overhead costs. Please refer to SFAS 151 for guidance.

23. Please also explain your asset depreciation policy during these periods.

Note 11 – Provision for Income Taxes, page F-32

24. It appears from your disclosures that you have not recorded any deferred taxes. If true, please explain why this is the case.

Interim Financial Statements

Fezdale Investments Limited

For the Fiscal Quarter Ended June 30, 2008

Consolidated Balance Sheet

25. Please explain why the amounts reflected in the Balance Sheet for Fezdale Investments, your wholly-owned subsidiary, are less than the amounts presented for its indirect wholly-owned subsidiary Daqing Longheda Food Company. We note your disclosure in Note 1 that indicates in May 2008, the founders of Longheda transferred all of their interests in Lonheda to Solar Sun and we note that Solar Sun is a wholly owned subsidiary of Fezdale Investments.

Note 4 – Acquisition of Longheda, page F-69

26. Please clarify the date of the acquisition. We note on page F-69 that you indicate it occurred in October 2007 while on page F-70 you indicate that it occurred on November 12, 2007.

Undertakings, page II-4

27. Please conform undertaking (A)(1)(c) with the language required by Item 512(a)(1)(iii) of Regulation S-K.

Exhibit 5 – Legality Opinion

28. We understand that the attorneys representing you recently moved from Thelen LLP to Pillsbury Winthrop Shaw Pittman LLP. Please obtain a revised legality opinion from the new law firm. Also, we note the following language in the first sentence of the opinion as to the number of shares that are covered by the opinion: "6,121,407 shares (the 'Common Shares') of the common stock, par value $0.001 per share, of China Nutrifruit Group Limited, a Nevada corporation (the 'Corporation'), and 216,009 shares of the Corporation's common stock (the 'Warrant Shares,' and together with the Common Shares, the 'Shares') that will be issued by the Corporation upon the exercise of certain warrants (the 'Warrants') … [emphasis added]." From this description it would appear that the Warrant Shares are incremental to the Common Shares, and that a total of 6,337,416 Shares may be covered by the legal opinion. By contrast, on the Prospectus cover page and elsewhere, you state that the total number of shares to be registered consists of 6,121,407 shares in the aggregate, including 905,395 Common Shares and 216,009 Warrant Shares. The opinion should be revised to clarify this point.

<u>Closing Comments</u>

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Stertzel at (202) 551-3723, or in his absence, Jill Davis at (202) 551-3683 if you have any questions regarding the accounting comments or financial statements. Please contact Norman Gholson, at (202) 551-3237 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
K. Stertzel
M. Karney
N. Gholson
<u>Via facsimile</u>:
Louis A. Bevilacqua, Esq. – Pillbury Winthrop Shaw Pittman LLP – (202) 663-8007